EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

On February 9, 1994, a subsidiary of the Company, One Price Clothing of Puerto Rico, Inc. was incorporated in Puerto Rico.

On January 31, 1997, a subsidiary of the Company, One Price Clothing - U.S. Virgin Islands, Inc., was incorporated in the U.S. Virgin Islands.

On October 31, 2000, a subsidiary of the Company, BestPrice! Southwest, LLC, was formed in Delaware.